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Vancouver Office:

D     E     V     L    I     N

P.O. Box 12077

J     E    N     S     E     N

Suite 2550

Barristers & Solicitors

555 West Hastings St.

Vancouver, B.C.

Canada V6B 4N5

Tel: (604) 684-2550

Fax: (604) 684-0916

E-mail: mshannon@devlinjensen.com

File Reference:            4020\045a

Via EDGAR

October 3, 2005

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549-0405

Attention:        Mr. Mark Brunhofer, Staff Accountant, Division of Corporation Finance

Dear Mr. Brunhofer:

Re:

Sinovac Biotech Ltd. (the “Company”)
File No. 1-32371

E-MAIL CORRESPONDENCE BETWEEN THE COMPANY AND THE SEC

            We are counsel for the above-referenced Company and are writing on its behalf.  With respect to our telephone conversation on September 29, 2005, we have compiled the additional information set forth below relating to the SEC's further concerns and requests for information on the accounting treatment of the Licenses and Permits for Sinovac Biotech Ltd.'s recently filed Form 20-F/A-2.

Association of Law Corporations

Securities and Exchange Commission
October 3, 2005

When we acquired our vaccine licenses, we capitalized the excess of the purchase price over the fair value of the net tangible assets acquired (“purchased R&D costs”). The SEC has questioned whether or not the purchased R&D costs relating to the vaccines should have been capitalized, suggesting instead that expensing the costs would have been more appropriate.

The SEC has further questioned when amortization of any capitalized costs should begin. Our policy is to commence amortization when production begins, but an alternative would be to commence amortization on the purchase of the vaccines. This discussion does not address the issue of amortization period.

In principle, FASB Statement No. 2 requires that research and development expenses be expensed, unless alternative future use tests can be met. FASB Interpretation No. 4 provides further guidance in this regard with regard to purchased R&D costs. For purchased R&D costs to be recorded as an asset, there must be a “probable future economic benefit” (FASB Concepts Statement No. 6). In practical terms, we understand that normal US practice is to expense purchased R&D costs unless the drug in question has received FDA approval. In Sinovac’s case, we have to relate this test to the Chinese approval process which has four main elements:

  Clinical trial approval
  New drug certificate
  Production license
  GMP certification

Sinovac Experience

In general, under the Chinese system, we believe that there is a probable future economic benefit associated with a vaccine once the new drug certificate has been awarded. Obtaining a production license is straightforward when the new drug certificate requirements have been met, and is more related to production than the merits of the drug as such. The GMP certification relates more to the production facility than the vaccine itself. Once the new drug certificate has been received, the vaccine could be sold or licensed to a third party, which could in turn manufacture it.

Of the three vaccines, we only had the new drug certificate at the purchase date for the hepatitis A vaccine:

Securities and Exchange Commission
October 3, 2005

Milestone	Hepatitis A	Hepatitis A&B	Influenza

Purchase / contribution date	April 2001	April 2002	March 2003

Clinical trial approval	April 1998	March 2002	February 2003
New drug certificate	December 1999	January 2005	February 2005
Production license	May 2002	January 2005	July 2005
GMP certificate	March 2002	May 2003	TBA
Date amortization began	July 2002	April 2005	TBA

There are, however, other circumstances that affect Sinovac’s decision to capitalize the hepatitis A&B and influenza vaccine purchase costs.

The hepatitis A&B vaccine is based on a combination of the company’s proprietary hepatitis A vaccine, which received its new drug certificate in 1999, and a third party’s hepatitis B vaccine which was already being marketed. Since the hepatitis A&B vaccine was a combination of two approved products, it believed that the test necessary to record an asset had been met.

The influenza vaccine had been developed using a recognized production technique and accordingly, the Company believed there was a probable future benefit to be derived from this vaccine.

Conclusion

We hope that this information more fully explains the Chinese regulatory process and risk associated with the commercialization of Sinovac’s vaccines. We would like the opportunity to talk with you regarding your interpretation of this additional material.

                                                                                                   Yours very truly,

                                                                                                   DEVLIN JENSEN

                                                                                                    Per:

                                                                                                               /s/ Mike Shannon

                                                                                                               MICHAEL T. SHANNON